UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-6300

Pennsylvania Real Estate Investment Trust

(Exact name of registrant as specified in its charter)

One Commerce Square

2005 Market Street, Suite 1000

Philadelphia, Pennsylvania, 19103

(215) 875-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of Beneficial Interest, par value $1.00 per share	PRETQ	*
Series B Preferred Shares, par value $0.01 per share	PRETLQ	*
Series C Preferred Shares, par value $0.01 per share	PRETMQ	*
Series D Preferred Shares, par value $0.01 per share	PRETNQ	*

*	Pennsylvania Real Estate Investment Trust’s securities began trading exclusively on the over-the-counter market on December 16, 2022.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

•	Shares of Beneficial Interest, par value $1.00 per share: None*

•	Series B Preferred Shares, par value $0.01 per share: None*

•	Series C Preferred Shares, par value $0.01 per share: None*

•	Series D Preferred Shares, par value $0.01 per share: None*

*

On December 10, 2023, the registrant (the “Company”) and certain of its subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On January 23, 2024, the Bankruptcy Court entered the Order Approving the Adequacy of the Debtors’ Disclosure Statement for, and Confirming the Debtors’ Modified Joint Prepackaged Chapter 11 Plan of Reorganization of Pennsylvania Real Estate Investment Trust and its Debtor Affiliates [Docket No. 193] confirming the Debtors’ Modified Joint Prepackaged Chapter 11 Plan of Reorganization of Pennsylvania Real Estate Investment Trust and Its Debtor Affiliates [Docket No. 168] (as amended and supplemented from time to time, the “Plan”), and on April 1, 2024 (the “Effective Date”), the Plan became effective pursuant to its terms and the Debtors emerged from bankruptcy. All previously issued and outstanding equity interests in the Company (which include the Company’s prior Shares of Beneficial Interest, par value $1.00 per share (the “Common Shares”), Series B Preferred Shares, par value $0.01 per share (the “Series B Preferred Shares”), Series C Preferred Shares, par value $0.01 per share (“Series C Preferred Shares”), and Series D Preferred Shares, par value $0.01 per share (“Series D Preferred Shares”), were automatically cancelled and extinguished as of the Effective Date. This Form 15 is being filed for the purpose of terminating the registration of the Common Shares, the Series B Preferred Shares, the Series C Preferred Shares and the Series D Preferred Shares under Section 12(g) and Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934 Pennsylvania Real Estate Investment Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

Date: April 1, 2024	By:	/s/ Lisa M. Most
Lisa M. Most
Executive Vice President, Secretary and General Counsel